Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

NAKAMOTO INC.

Nakamoto Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	This Certificate of Amendment (the “Second Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation filed with the Delaware Secretary of State on December 17, 2025, as amended by that certain Certificate of Amendment filed with the Delaware Secretary of State on January 16, 2026 (the “Certificate of Incorporation”).

2.

Article IV of the Certificate of Incorporation is hereby amended to add the following language at the end of Section 4.01 Authorized Shares:

Upon the effectiveness of the certificate of amendment first inserting this sentence (the “Amendment Effective Time”),

(i)	each 20 to 50 shares of Common Stock either issued and outstanding or held by the Corporation in treasury immediately prior to the Amendment Effective Time shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Corporation or the holders thereof (the “Reverse Stock Split”), the exact ratio within such range to be determined by the Board of Directors of the Corporation prior to the Amendment Effective Time and publicly announced by the Corporation;

(ii)	the par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share; and

(iii)	each certificate that immediately prior to the Amendment Effective Time represented shares of Common Stock (“Original Certificates”) shall thereafter, automatically and without presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Common Stock represented by such Original Certificates shall have been reclassified and combined, subject to the elimination of fractional share interests as described above. Each holder of Original Certificates shall be entitled to receive, upon the surrender of such Original Certificates, a new certificate representing the number of shares of Common Stock into which the shares of Common Stock represented by such Original Certificates shall have been reclassified and combined.

3.	This Second Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.

Prior to this Second Certificate of Amendment becoming effective, the Board of Directors of the Corporation determined that each 40 shares of Common Stock issued and outstanding or held by the Corporation in treasury shall automatically be reclassified and combined into 1 validly issued, fully paid and non-assessable share of Common Stock.

5.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

6.	This Second Certificate of Amendment shall become effective as of 12:01 a.m. ET on the 22nd day of May 2026.

IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment to be signed by Kyle Simon, its General Counsel & Secretary, this 20th day of May 2026.

By:	/s/ Kyle Simon
Name:	Kyle Simon
Title:	General Counsel & Secretary